OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA REPORTS DRILL RESULTS AT RED HILL PROJECT

Vancouver, BC, Canada –June 28, 2012 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce drill results from its Red Hill project within the Cortez Trend in Eureka County, Nevada.  NuLegacy Gold Corporation (TSX-V: NUG), Miranda’s funding partner on the project completed six reverse circulation holes for 6,685 ft (2,038 m) and one core hole for 2,640 ft (805 m).

The six reverse circulation holes (one more than initially planned in March) continued to test and define targets along the Long Fault Anomaly and the core hole off-set high-grade mineralization  in hole BRH-13.  BRH-13 is approximately 5,500 ft (1,680 m) from the central Long Fault Anomaly area and intersects 80 ft of 0.145 oz Au/t (24.4 m of 4.960 g Au/t) that includes 45 ft of 0.235 oz Au/t (13.7 m of 8.064 g Au).  NuLegacy originally planned two core offsets to BRH-13, but  decided to wait for the assays of the first core hole before proceeding with the second offset hole, which is now planned for later this year

Miranda believes BRH-013 is the best drill intercept in the Cortez gold corridor on trend with and southeast of Barrick's new discovery at Goldrush.  Barrick recently announced a total combined Indicated plus Inferred resource of 7.02 M ozs Au for this discovery.

Three of the six reverse circulation holes showed weakly anomalous gold and trace-element values over tens of feet, with only one hole, RHM12-017 intercepting 10 feet of 0.019 oz Au/t (3 m of 0.662 g Au/t) from 1,450 to 1,460 feet.

The one core hole, RHM-013C, was drilled to a depth of 2,645 feet (805m).  It was angled to the south at -75 degrees to intersect the high-grade mineralized zone discovered in the reverse-circulation hole BRH-13.  The down-hole survey confirmed that due to drill-hole deflection RHM-013C missed hitting the targeted zone by 246 ft (75 m).  It contained three long intervals of anomalous gold with associated trace elements.  Other characteristics that are common to Carlin-type gold systems that were observed in the core included thinly laminated silty-limestone bedding, brecciation, dissolution cavities and carbon.  Also of interest were arsenic values near the target depth.  A 43 ft (13 m) interval beginning at 2,238 ft (682 m) had an average arsenic content of 449 parts per million (“ppm”) with a high value of 2,230 ppm.  This interval is vertically at the same horizon as the gold mineralization in BRH-13.  Background arsenic was less than 10 ppm.

Joe Hebert, Miranda’s Vice President of Exploration provides the following comments: “The favorable alteration and elevated trace element values in hole RHM-013C confirms the quality of and will help refine the target for deeper, gravel covered mineralization at Red Hill.  We can now assume that the mineralization in BRH13 is structurally controlled and that there is likely a north-south component to the controlling fault.  Miranda will work with NuLegacy to design the next phase of drilling and hopefully intersect significant mineralization with the next holes offsetting BRH13.”

Project Detail

Red Hill and Coal Canyon are sediment-hosted gold projects within the southeast-trending gold corridor that includes Barrick Gold's Pipeline, Cortez, and Cortez Hills mines and, southeast of them, their new discovery at Goldrush. Miranda's projects are about 15 miles (24 km) southeast of the 12 million ounce Cortez Hills gold deposit and about 4 to 6 mi (6 to 10 km) southeast of Barrick's Goldrush.

Red Hill consists of 79 lode claims covering 2.5 sq mi (6.7 sq km) and Coal Canyon, about 5 mi (8 km) west of Red Hill, consists of 64 lode claims covering 2.0 sq mi (5.2 sq km). These projects occur within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust. They cover extensive areas of hydrothermal alteration occurring within fault zones and pervasively in lower-plate limestone.

In 2006, Red Hill drill hole BRH-013 intersected 80 ft of 0.145 oz Au/t (24.4 m of 4.960 g Au/t) from 1,920 to 2,000 ft (585.2 to 609.6 m), including 45 ft of 0.235 oz Au/t (13.7 m of 8.064 g Au/t) from 1,920 to 1,965 ft (585.2 to 598.9 m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.

In 2009 NuLegacy became Miranda's funding partner for Red Hill and in 2010 Coal Canyon was bundled into the Red Hill exploration agreement.

All data, disclosed in this press release, including analytical and test data, have been reviewed and verified by Joseph Hebert, Vice President of Exploration, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

All drill samples were collected with a reverse circulation drill using 5 ft (1.5 m) sample intervals or a core drill using 5 ft (1.5 m) or smaller sample intervals and following standard industry practice. Samples were assayed by American Assay Labs of Sparks, Nevada. QC/QA included the insertion of numerous standards and blanks on a regular basis.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.